The depositor has filed a registration statement (including prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. These documents may be obtained free of charge by visiting EDGAR on the SEC’s Internet website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-323-5678.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

Final Terms of the Offered Certificates

The issuing entity will offer the following securities pursuant to the prospectus supplement:

Class	Approximate Initial Class Principal Balance(1)	Annual Certificate Interest Rate(6)	Type(2)	Interest Type(3)	Fitch Rating(4)	S&P Rating(4)	Rated Final Distribution Date(5)
A-1	$667,024,000	Net WAC	Super Senior	Variable	AAA	AAA	December 2037
A-2	$ 28,215,000	Net WAC	Senior Support	Variable	AAA	AAA	December 2037
M-1	$ 10,128,000	Net WAC	Subordinate	Variable	NR	AA+	December 2037
B-1	$ 4,341,000	Net WAC	Subordinate	Variable	NR	AA	December 2037
B-2	$ 4,702,000	Net WAC	Subordinate	Variable	NR	A	December 2037
B-3	$ 2,532,000	Net WAC	Subordinate	Variable	NR	BBB	December 2037

Each class of offered certificates is designed to receive monthly distributions of interest, principal or both, commencing on January 25, 2008. In addition to the offered certificates, the issuing entity will issue the Class B-4, Class B-5, Class B-6, Class RC and Class R Certificates that are not offered by the prospectus supplement.
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(1)	These amounts are subject to an upward or downward adjustment of no more than 5%.

(2)   Super Senior      =   Super senior certificate
Senior Support  =   Senior support certificate
Subordinate       =   Subordinate certificate

(3)	See "Description of the Certificates" in the prospectus supplement for a more complete description of the principal and interest types.

(4)	See "Certificate Ratings" in the prospectus supplement. The designation "NR" means the certificate is not rated by the applicable rating agency.

(5)	Calculated as described in the prospectus supplement; the actual final payment to any class of certificates could be significantly earlier.

(6)
The certificates will accrue interest at a per annum rate equal to the weighted average of the net mortgage rates of the mortgage loans during the applicable due period, as described in the prospectus supplement under “Description of the Certificates—Distributions of Interest on the Certificates.”